Exhibit 99.1

QUARTERLY
REPORT 1

FOR THE 3-MONTH PERIOD
ENDED MARCH 31, 2007

Table of content

Business, objectives and strategy
6	Cascades in brief
7	Key financial drivers
7	Long-term objectives
8	Strategy
8	Action plan
9	Key performance indicators

Industry and markets
10	Relevant economic data
11	Pricing - Main produces and raw materials
13	Industry review

Results analysis
14	Financial overview
18	Business highlights
19	Business segment review
23	Other items analysis
24	Liquidity and capital resources
25	Consolidated financial position
25	Outlook

Additional disclosure
27	Evolution of credit ratings
27	Capital stock information
27	Introduction of new accounting polices in 2007
29	Internal control over financial reporting
29	Supplemental information on non-GAAP measures

Financial report
32	Consolidated financial scarements and notes
43	Segmented information

THE FOLLOWING IS MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”) OF THE OPERATING RESULTS AND THE FINANCIAL POSITION OF CASCADES INC. (“CASCADES” OR “THE COMPANY”), WHICH SHOULD BE READ IN CONJUNCTION WITH THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS AND ACCOMPANYING NOTES FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006 AND WITH THE MOST RECENT AUDITED CONSOLIDATED FINANCIAL STATEMENTS. INFORMATION CONTAINED HEREIN INCLUDES ANY SIGNIFICANT DEVELOPMENTS AS AT MAY 9, 2007, THE DATE OF APPROVAL OF THE MD&A BY THE COMPANY’S BOARD OF DIRECTORS. FOR ADDITIONAL INFORMATION, READERS ARE REFERRED TO THE COMPANY’S ANNUAL INFORMATION FORM (“AIF”), WHICH IS PUBLISHED SEPARATELY. ADDITIONAL INFORMATION RELATING TO THE COMPANY IS ALSO AVAILABLE ON SEDAR AT WWW.SEDAR.COM

MD&A is intended to provide readers with the information that management believes is required to gain an understanding of Cascades’ current results and to assess the Company’s future prospects. Accordingly, certain statements in this MD&A, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in the cost of raw materials, changes in the relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. MD&A also includes price indexes as well as variance and sensitivity analyses that are intended to provide the reader with a better understanding of the trends related to our business activities. These items are based on the best estimates available to the Company.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Unless otherwise indicated or if required by the context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its subsidiaries and joint ventures. The financial information included in this analysis also contains certain data that are not measures of performance under Canadian GAAP (“non-GAAP measures”). For example, the Company uses operating income before depreciation and amortization (“OIBD”) because it is the measure used by management to assess the operating and financial performance of the Company’s operating segments. Such information is reconciled to the most directly comparable financial measures, as set forth in the “Supplemental Information on non-GAAP measures” section.

To our shareholders

Cascades reports first quarter results

Cascades Inc. (“Cascades”) (Symbol: CAS-TSX) reports net earnings of $22 million ($0.22 per share) for the quarter ended March 31, 2007. This compares with net earnings of $6 million ($0.07 per share) for the same period in 2006. When excluding specific items 1, net earnings for the first quarter of 2007 amounted to $5 million ($0.05 per share) compared to net earnings of $6 million ($0.07 per share) for the same quarter in 2006.

Financial Highlights

Selected consolidated information

(in millions of Canadian dollars, except per share amount)	Q1 2007	Q1 2006	Q4 2006
Sales	1,027	818	876
Operating income before depreciation and amortization (OIBD) (1)	108	71	13
Operating income (loss) from continuing operations	55	31	(28)
Net earnings (loss)	22	6	(46)
per common share	$0.22	$0.07	$(0.56)
Cash flow from operations from continuing operations (1)	38	38	35
per common share (1)	$0.38	$0.47	$0.43
Excluding specific items (1)
Operating income before depreciation and amortization (OIBD)	84	69	81
Operating income from continuing operations	31	29	40
Net earnings	5	6	13
per common share	$0.05	$0.07	$0.16
Cash flow from operations from continuing operations	46	39	43
per common share	$0.46	$0.48	$0.53

Note 1 - see the supplemental information on non-GAAP measures note.

Business highlights

•                  Quarterly sales exceed the billion $ mark for the first time in Cascades’ history.

•                  Improved operating income before depreciation compared to Q1 2006 due to:

•                  The acquisition of the remaining 50% of Norampac;

•                  Generally higher prices;

•                  And this despite the quarterly increase of approximately 55% in recycled paper costs which led to $33 million in additional costs.

•                  Cascades continues to position itself as a leader in sustainable development:

•                  Launch of Bioxo ™, a worldwide first, containers made from totally oxo-degradable polystyrene foam;

•                  Agreement with a leading printer to supply recycled fine paper made of 100% post-consumer fibre for all their books published in black and white;

•                  Announcement of an investment of $27 million for energy efficiency at the Trenton containerboard mill, which it is expected to reduce our Canadian annual greenhouse gas emissions by more than 70,000 tonnes (14%).

First quarter results were significantly impacted by the sudden increase in waste paper costs and the unexpected halt in production at the coated recycled boxboard mill in Toronto. Despite these negative events we were able to deliver stable earnings quarter-over-quarter as a result of improved prices. Also, with the support of our employees, we continued to focus on cost reduction, less-performing assets and substainable development to better position ourselves for the future.

/s/ Alain Lemaire
Alain Lemaire
President and Chief Executive Officer

ESTABLISHED IN 1964, CASCADES IS THE PARENT COMPANY OF A NORTH AMERICAN AND EUROPEAN GROUP OF COMPANIES THAT ARE MAINLY INVOLVED IN THE PRODUCTION AND CONVERSION OF PACKAGING PRODUCTS AND TISSUE PAPERS MOSTLY MANUFACTURED FROM RECYCLED FIBERS. THE PACKAGING SEGMENT INCLUDES THREE GROUPS: THE BOXBOARD GROUP, NORAMPAC (CONTAINERBOARD) AND THE SPECIALTY PRODUCTS GROUP.

AT THE END OF 2006, THE FINE PAPERS GROUP AND OUR INTEREST IN METRO WASTE PAPER RECOVERY INC. WERE RECLASSIFIED WITHIN THE SPECIALTY PRODUCTS GROUP. FOR ADDITIONAL INFORMATION, PLEASE REFER TO THE FINANCIAL OVERVIEW ON PAGE 14.

SALES per segment (%)
(before inter-segment eliminations)

OIBD per segment (%)
(excluding specific items and corporate activities)

Cascades in brief (1)

Segments	Region	Type of operations		Number of Units (2)	Capacity (3)	Position of Cascades in its Markets(4)
PACKAGING
Boxboard	North America	Manufacturing	• Coated recycled boxboard (CRB)	4	590	2nd largest producer of (CRB) in North America
		Converting	• General folding cartons • Quick-service restaurant packaging (Dopaco)	12 (5)	413	No. 1 in Quick Service in North America
		Others	• Sawmill and pulpmill operations	3 (6)	90	N/A
					(pulpmill only)
	Europe	Manufacturing	• Coated virgin boxboard (GC)	4	573	6th overall
			• Coated recycled boxboard (GD)			(3rd in coated recycled boxboard,
			• Recycled liner			5th in virgin boxboard)

Containerboard (Norampac)	North America	Manufacturing	• Virgin and recycled linerboard and corrugating medium • White-top linerboard • Gypsum paper	7 (7)	1,361	One of two leading producers in Canada 7 th largest containerboard producer in North America

		Converting	• Variety of corrugated packaging containers • Corrugated sheets • Specialized packaging	26	Shipments (2006) 13.598 bsf	7th largest corrugated in North America
	Europe	Manufacturing	• Recycled linerboard and corrugating medium • White-top linerboard	1	140	N/A

Specialty products	North America	Manufacturing	• Specialty and recycled fine papers Specialty paper and board • Uncoated board for industrial packaging • Specialized kraft paper • Backing for vinyl flooring	4	417	One of the leading producers of recycled fine papers in North America
		Converting	• Moulded pulp products • Plastic products • Papermill packaging • Roll headers and wrappers • Honeycomb products • Converting of fine papers	15	Moulded pulp 460 M units Plastic 25.4 M kg Papermill packaging 208 Honeycomb 25 Fine papers 110

Major producer of egg and four-cup carriers

Largest meat processing packagin producer in Canada

Largest producer of Papermill packaging in North America

Largest producer of honeycomb products in Canada

		Recovery	• Recovery activities (thru Cascades Recovery and Metro Waste)	21	1,455 (brokered and processed in 2006)	Largest recycled paper collector in the world 9 th largest recycled paper collector in the world
		Others	• De-inked pulp	2	136	N/A
	Europe	Converting	• Papermill packaging Roll headers and wrappers	2	22	N/A
		Others	• De-inked pulp	1	143	Only dry de-inked pulp producer in Western Europe
TISSUE PAPERS
	North America	Manufacturing	• Parent rolls	3	136 (8)	Important North American parent rolls manufacturer
		Manufacturing and converting	• Retail market and Away-from-home market	6	453 (8)	4 th largest North American tissue papers producer
			• Paper towels, paper hand towels, bathroom tissue, facial tissue, papers napkins • Parent rolls
		Converting	• Retail market and Away-from-home market • Paper towels, paper hand towels, bathroom tissue, facial tissue, paper napkins • Industrial wipes	6	N/A
TOTAL				117	3,670 (manufacturing only)

(1)          As at December 31, 2006. See the Annual Information Form for additionnal information.

(2)          Production and paper recovery units only; excluding sale offices, distribution and transportation hubs, our European sheeting carton plant and corporate offices.

(3)          Thousand short tons unless otherwise noted.

(4)          Based on manufacturing capacity. Sources: RISI, World Tissue Capacity Report 2006, Moore and Associates.

(5)          Excluding the Montréal carton plant which was shut in March 2007.

(6)          Both the pulpmill and the sawmill operations are indefinitely shut.

(7)          Including the Red Rock mill which is indefinitely shut (capacity: 300,000 short tons).

(8)          Theoretical capacity.

Key financial drivers

As a Packaging and Tissue company, our financial results are mainly driven by the following factors:

SALES	COSTS
•Selling prices	• Fiber (recycled, virgin and woodchips) prices, availability
•Demand for packaging and tissue, mainly environmentally friendly and recycled products	• Foreign exchange rates (mainly CAN$/US$)
•Foreign exchange rates (mainly CAN$/US$)	• Energy prices, mainly electricity and natural gas
•Population growth	• Labour
•Industrial production	• Freight
•Demand for durable and non-durable goods	• Chemical product prices
•Product mix, substitution and innovation	• Capacity utilization rates and production downtime

Long-term objectives
Maximize our return on assets

Financial results within sustainable development framework

Environmental performance

Despite the numerous changes in the packaging and tissue papers industry, Cascades firmly intends to remain a leader by maintaining its environmental objectives: increase the volume of recycled materials, reduce greenhouse gas emissions, reduce water consumption, recover waste from water treatment systems for beneficial use and maximize energy efficiency by reducing its consumption.

The human element

Our employees are the driving force behind Cascades’ success. They have a voice in the way we run our business. We constantly strive to meet the expectations of our employees and to find new and beneficial ways in which we can all work together for the benefit of our shareholders.

Economic environment

Sustainable development is not only rooted in our deepest value, respect, but is also aimed at constantly achieving better financial performances. For more than 40 years, Cascades has used tools, such as profit sharing, based on cash flows, to optimize the value of its assets in order to increase its return on assets.

Strategy

•               Focus on packaging and tissue

•               Increase converting integration rate

•               Optimize use of recycled fiber

•               Promote the entrepreneurial culture

Action plan

In the last twelve months, we took the following steps in order to deliver our action plan:

Continuous improvement program & product development	Q3 2006

•       Djupafors, Sweden virgin boxboard mill became the first European board mill holding both the PEFC (Program of Endorsement for Forest Certification) and FSC (Forest Stewardship Council) forest management certifications

	Q3 2006	• Increase in the post-consumer content for some specialty fine papers from 20% to 30%
	Q4 2006	• Reduction of our greenhouse gas emissions by 125,000 tonnes in 2006 (-10%)
	Q1 2007	• A worldwide first- Launch of BioxoTM, the first product line of containers made from totally oxo-degradable polystyrene foam
Q1 2007

•       Announcement of an investment of $27 million for the construction of a wood-residue boiler and co-generation plant at the Trenton containerboard mill, which is expected to reduce our Canadian annual greenhouse gas emissions by more than 70,000 tonnes (14%)

Focus on less-performing assets	Q3 2006	• Closure of the Fjordcell, Quebec pulp mill for an indefinite period
	Q3 2006	• Definitive closure of the Sainte-Marie, France specialty board mill
	Q4 2006	• Closure of the Red Rock, Ontario containerboard mill (Norampac) for an indefinite period
	Q4 2006	• Closure of the Scierie Lemay, Quebec sawmill for an indefinite period
	Q1 2007	• Closure of the Montreal, Quebec carton plant

Divestiture of non-core assets	Q4 2006	• Sale of our participation in D&D (a joint-venture in our converting boxbard operations)
	Q1 2007	• Sale of our interest in GSD (a joint-venture in our converting boxbard operations)

Deleveraging our balance sheet	Q4 2006	• Best annual cash flow from operations in three years (2006)
	Q4 2006	• Capital investment limited to $110 million in 2006
	Q4 2006	• Equity issuance for a gross proceed of $250 million
	Q1 2006	• Net debt-to OIBD ratio limited at 4.1x considering the acquisition of the remaining 50% of Norampac

Selective acquisitions in core segments	Q2 2006	• Acquisition of certain recycled boxboard assets from Simkins
	Q3 2006	• Closing of the acquisition of the Versailles, Connecticut recycled boxboard mill from Caraustar
	Q3 2006	• Acquisition of certain assets of the Rittman, Ohio recycled boxboard mill from Caraustar
	Q3 2006	• Acquisition of the deinked pulp manufacturing assets of Newstech located in Hagerstown, Maryland
	Q4 2006	• Acquisition of the remaining 50% of Norampac

Key performance indicators

To monitor our action plan, we use some key performance indicators, including the following:

Operational and financial data

	2005					2006
	Total	Q1	Q2	Q3	Q4	Total	Q1
Operational
Total shipments (in ‘000 of s.t.)
Packaging
Boxboard	1,043	293	277	311	323	1,204	307
Containerboard (1)	746	188	190	186	178	742	350
Specialty products (2)	434	115	117	113	112	457	115
	2,223	596	584	610	613	2,403	772
Tissue papers	425	104	114	118	107	443	109
Total	2,648	700	698	728	720	2,846	881

Integration rate -%
Packaging
Boxboard (North America)	40%	38%	38%	28%	27%	32%	22%
Containerboard (North America)	61%	60%	60%	65%	58%	61%	58%
Specialty products (paper only)	10%	10%	9%	10%	10%	10%	8%
Tissue papers	63%	60%	57%	56%	62%	59%	60%
	52%	46%	46%	44%	42%	44%	44%
Capacity utilization rate (3) - %
Packaging
Boxboard (4)	92%	98%	95%	94%	94%	95%	89%
Containerboard (5)	94%	96%	96%	100%	103%	99%	100%
Specialty products	96%	89%	91%	86%	85%	88%	88%
Tissue papers (6)	97%	101%	103%	101%	100%	101%	99%
Total	94%	96%	96%	96%	96%	96%	95%

Energycons.(7) - GJ/ton	10.83	11.04	10.32	9.63	10.56	10.33	10.94
Work accidents - OSHA frequency rate	9.50	7.90	8.00	8.30	8.00	8.00	7.00
Financial
Return on assets (%) (8)
Packaging
Boxboard	6%	6%	6%	5%	5%	5%	4%
Containerboard	11%	10%	10%	13%	15%	15%	15%
Specialty products	6%	7%	7%	8%	11%	11%	12%
Tissue papers	18%	20%	21%	23%	22%	22%	20%
Consolidated return on assets (%)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%

Working capital(9)
In millions of $	594	570	584	566	598	598	659
% of sales (10)	16.5%	16.5%	16.7%	16.1%	16.3%	16.3%	16.0%

(1)          The 2005 containerboard converting shipments in short tons are estimated. Also, 2007 numbers include 100% of Norampac.

(2)          Kraft paper, uncoated board, specialty board, fine papers and papermill packaging shipments.

(3)          Defined as: Shipments/Practical capacity. Paper manufacturing only.

(4)          Starting in Q3 2006, capacity numbers were adjusted to take into account that the Versailles mill was acquired on July 21.

(5)          Starting in Q4 2006, capacity numbers were adjusted to take into account that the indefinite closure of the Red Rock mill (300,000 tons).

(6)          Defined as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 80% of its theoretical capacity which was disclosed in the Annual information form.

(7)          Average energy consumption for manufacturing mills only.

(8)          Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets. See the supplemental information on non-GAAP measures.

(9)          Working capital includes accounts receivable plus inventories less accounts payables. Starting in 2006, it excludes discontinued operations and excludes unpaid provision for closure and restructuring costs in the amount of $47 million as at December 31, 2006 and $55 million as at December 31, 2005. It also excludes the current future taxes. Sales of discontinued operations are included in the 2005 figures as working capital items were still on the balance sheet.

(10)    % of sales = LTM Working Capital/LTM Sales.

Relevant economic data

Cascades’ results are impacted by the fluctuations of the Canadian dollar and the Euro against the U.S. dollar and by energy prices. In the first quarter of 2007, the Canadian dollar decreased 1% against the U.S. dollar compared to the same period of last year. Crude oil and natural gas prices also decreased (-5% and -25% respectively) compared to Q1 2006.

The following graphs and table show the historical movement of the Canadian dollar against the U.S. dollar, the U.S. dollar against the Euro, as well as the spot prices of natural gas (US$/mmBtu) and crude oil (US$/barrel).

	2005					2006	2007	Change	Change
	Year	Q1	Q2	Q3	Q4	Year	Q1	Q1 2006 Q1 2007	Q4 2006 Q1 2007
Foreign exchange rates-average
CAN$/US$	1.211	1.155	1.122	1.121	1.139	1.134	1.172	1%	3%
US$/CAN$	0.826	0.866	0.891	0.892	0.878	0.882	0.854	-1%	-3%
US$/EURO	1.239	1.207	1.274	1.275	1.290	1.262	1.310	9%	2%
Energy prices-average
Natural gas Henry Hub (US$/mmBtu)	8.62	8.98	6.79	6.58	6.56	7.23	6.77	-25%	3%
Crude oil WTI (US$/barrel)	55.82	63.46	69.93	72.86	61.59	66.96	60.33	-5%	-2%

Source: Bloomberg

Pricing - Main products and raw materials

The following graphs and table show the historical movement of average benchmark list prices for some of our key products as well as for woodchips and some grades of recycled paper and virgin pulp used in the manufacturing process. Recycled papers, virgin pulp and woodchips are the primary raw materials used in the manufacture of our products and represent the highest production cost. Selling and raw materials list prices fluctuate considerably and are heavily influenced by economic conditions and foreign demand. These list prices could be different from the Company’s cost of purchase and actual selling prices.

1.               The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

2.               The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

3.               The Cascades North American boxboard prices index is based on the list price of Recycled boxboard -20 pt. Clay coated news, published in Pulp&Paper Week.

4.               The Cascades North American containerboard prices index is based on the list prices of the Linerboard 42-lb. Unbleached kraft, East US and the Corrugating medium 26-lb. Semichemical, East US, both published in Pulp&Paper Week.

5.               The Cascades North American specialty products prices index is based on the prices of the Recycled boxboard_-20 pt. Bending chip (list), the Unbleached kraft paper, Grocery bag 30-lb., and the uncoated white 50lb. Offset rolls, all published in Pulp&Paper Week.

6.               The Cascades North American tissue papers price index is based on the Cascades Tissue papers selling price index (see following table). The only difference is the reference date.

7.               The Cascades North American virgin pulp prices index represents the average weighted cost paid for virgin pulp in North America.

8.               The Cascades North American woodchips index represents the average weighted cost paid for woodchips in North America.

9.               The Cascades North American recycled fiber index represents the average weighted cost paid for recycled papers in North America.

	2005					2006	2007	Change	Change
These indexes should only be used as indicator of trends and they be different than our actual selling prices or purchasing costs.	Average	Average Q1	Average Q2	Average Q3	Average Q4	Average	Average Q1	Q1 2006 Q1 2007 (%)	Q4 2006 Q1 2007 (%)
Selling prices
Cascades North American US$index (index 2002 = 1,000) (1)	1,141	1,201	1,264	1,287	1,298	1,263	1,306	9%	1%
Packaging
Boxboard
North America (US$/ton) Recycled boxboard - 20pt. Clay coated news (list)	720	745	752	783	800	770	820	10%	2%
Europe (Euro/tonne) Recycled white-lined chipboard (GD2) index (2)	650	659	667	687	690	676	698	6%	1%
Virgin coated duplex boxboard (GC2) index (3)	1,014	1,012	1,012	1,015	1,018	1,014	1,019	1%	0%
Containerboard (US$/ton)
Linerboard 42-lb. unbleached kraft, East US (list)	478	515	565	565	565	553	565	10%	0%
Corrugating medium 26-lb. Semichemical, East U.S. (list)	447	485	538	545	545	528	542	12%	-1%
Specialty products
(US$/ton, tonne for deinked pulp)
Recycled boxboard - 20pt. Bending chip (list)	600	625	625	655	655	640	665	6%	2%
Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer)	580	585	592	610	620	602	633	8%	2%
Unbleached kraft paper, Grocery bag 30-lb.	765	803	838	855	855	838	862	7%	1%
Uncoated white 50-lb. offset, rolls	726	765	840	848	838	823	810	6%	-3%
Tissue papers
Cascades Tissue papers (index 1999 = 1,000) (4)	1,335	1,377	1,389	1,422	1,455	1,411	1,417	3%	-3%
Raw materials
Cascades North American US$index (index 2002 = 300) (5)	371	326	348	385	369	357	442	36%	20%
Recycled paper (US$/short ton) North America (US$/ton)
Corrugated containers, no. 11 (OCC - Chicago & NY average)	78	55	70	83	67	69	105	91%	57%
Special news, de-inked quality, no. 6 (ONP - NY)	57	43	45	53	48	47	69	60%	44%
Sorted office papers, no. 37 (SOP - NY)	97	93	99	117	121	108	137	47%	13%
Europe (Euro/tonne)
Recovered mixed paper & board sorted index (6)	43	40	51	51	52	48	57	43%	10%
Virgin Pulp (US$/tonne)
Bleached softwood kraft Northern, East U.S.	647	653	707	757	770	722	790	21%	3%
Bleached hardwood kraft Northern mixed, East U.S.	610	618	649	675	685	657	690	12%	1%
Woodchips-Conifer eastern Canada (US$/odmt)	136	137	140	127	125	132	130	-5%	4%

Source: Pulp&Paper Week, PPI, CIBC World Markets and Cascades.

(1)          The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(2)          The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for white-lined chipboard.

(3)          The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grades selling prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the coated duplex boxboard.

(4)          The Cascades Tissue paper selling prices index represents a mix of primary and converted products.

(5)          The Cascades North American raw materials index represents the average weighted cost paid for some of our manufac-turing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as an a trend indicator and it may differ from our actual manufacturing purchasing costs and our purchase mix.

(6)          The Cascades recovered mixed paper & board sorted prices index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country we use an average of PPI and EUWID prices for the recovered mixed paper & board. This index should only be used as a trend indicator and it may differ from our actual purchasing costs and our purchase mix.

Industry review

In general, in the North American and European packaging and tissue papers industry, during the first quarter of 2007, market conditions were relatively challenging. On the positive side, most of the markets experienced relatively high capacity utilization rates and some price increases. In addition, in North America, natural gas prices were mostly stable despite seasonality. However, on the negative side, global recycled fiber and virgin pulp prices increased during in the quarter.

			Pricing	Industry statictics & developments
Manufacturing & converting markets
	Boxboard	Manufacturing North America	Coated recycled boxboard (CRB): market price increases of 30 US$/ton in February and 45 US$/ton in April	Coated recycled boxboard (CRB): • U.S. market’s operating rate in the first weeks of April was at 99.6% capacity • U.S. backlogs hit their highest level in 3 months in April at 160,000 tons
Manufacturing Europe

Recycled coated boxboard: announcements of price increases of 50 Euro/tonne for June/July by main producers

Virgin coated boxboard: announcements of price increases of 60 to 80 Euro/tonne for May by main producers

Recycled coated boxboard:

•   Industry shipments were 10% higher in April compared to the same period of last year

•   Industry backlogs almost doubled in April compared to same period of last year

Virgin coated boxboard:

•   Higher industry shipments and backlogs year-to-date thru April

•   M-Real announced the closure of one mill (70,000 tonnes)

		Converting North America	N/A

Folding carton plant: Important cost pressure resulting from the rapid manufacturing price increases of recycled grades Seasonal slower demand in the first quarter in the Quickservice- restaurant business

PACKAGING	Containerboard	Manufacturing North America	Announced price increase of 40 US$/ton for May	U.S. industry operating rates easing slightly in March reflecting spring maintenance downtime
		Converting	Relatively Stable pricing

Canadian corrugated box shipments decreased 2.3% in the first quarter compared to the same period of last year

U.S. industry box shipments down 2.1% year-to-date thru March

U.S. inventories down to 4.1 weeks of supply in March (2.473 million tons)

	Specialty products	Manufacturing

Deinked pulp: US$ market prices slightly increased in April Uncoated board: US$ market prices for 20-pt bending chip uncoated boxboard increased 80 US$/ton in March/April Kraft papers:

•   Market price increase of 40 US$/ton in April for extensible grades

•   25-40 US$/ton price increases announced for June Fine papers (uncoated freesheet):

•   Price increases of 60 US$/ton on cutsize announced for May

Deinked pulp: increase in cost pressure due to the price appreciation of recycled fibers
Uncoated board: U.S. market’s operating rate in the first weeks of April was at 95.2% capacity
Kraft papers: strong global demand but business conditions for certain grades remained challenging
Fine papers (uncoated freesheet):

•   Year-to-date U.S. shipments down 6.5% thru March compared to the same period of last year

•   Strong demand for recycled fine papers

Converting

Moulded pulp products: price increases implemented in Q1 2007

Plastic products: announced price increase of 8% for the second quarter of 2007

Papermill packaging: price increase of 4% in the first quarter

Moulded pulp products: healthy and stable market

Plastic products: growing demand in the U.S. and steady business conditions in Canada

Papermill packaging: challenging but Cascades gaining market share in the U.S.

Honeycomb products: stable market environment

TISSUE PAPERS		Manufacturing and converting

Parent rolls: price increases of 50 US$/ton announced for May
Converted products:

•   U.S. Away-from-home market: price increases of up to 8% announced for April/May

•   Canadian Away-from-home: price increases of up to 10% announced for June

Healthy demand and operating rates despite seasonality Georgia-Pacific removed 72,000 tons of capacity in March

Source: RISI, American Forest Paper Association, CEPI, Pulp and Paper Week.

	Pricing	Industry statictics & developments
Raw material markets
Recycled paper

Old corrugated containers (OCC):

•   US$ monthly market prices increased 107% in the first quarter (December to March)

•   US$ market prices came down 26 US$/ton (18%) to 119 US$/ton in April

Sorted office papers (SOP): US$ prices increased 32% in the last 5 months thru April

Old corrugated containers (OCC):

•   Lower seasonal generation

•   Strong demand from start-ups in Asia

Sorted office papers (SOP): strong demand from deinked pulp mills (start-up of a 75,000 tons line in March) and tissue papers producers

Virgin pulp	Softwood pulp (NBSK): • US$ market prices increased 20 US$/ton in Q1 • Prices continued to rally in April to a new 10-year high of 810 US$/ton Hardwood pulp (NBHK): US$ market prices stable in Q1

Softwood pulp (NBSK):

•   Healthy international demand, particularly strong in China

•   Tight supply and inventories resulting from annual maintenance downtime

•   Global shipments flat year-to-date thu March compared to last year

Hardwood pulp (NBSK):

•   Global shipments down 1.6% year-to-date thu March compared to last year

•   39-day global inventories in March vs. 35-day global inventories last year

Woodchips	Conifer woodchips: US$ prices slightly increased in Q1 in Eastern Canada	Lower lumber prices continuing to lead to sawmill closures in North America and to a tight woodchip supply

Financial overview

In 2007, the results of Norampac are now fully consolidated following the acquisition by Cascades of the remaining 50% interest from Domtar Inc. on December 29, 2006.

In the first quarter of 2007, sales increased by $209 million, or 25% to $1,027 billion compared with $818 million for the same period of 2006. Operating income increased by $24 million including specific items which substantially affected the results during the years 2007 and 2006. Excluding these specific items which will be discussed in detail in each of the segments, operating income was up $2 million or 7%, to $31 million, compared to $29 million for the same period in 2006. Despite the additional contribution of Norampac, the operating income was reduced by the important increase in raw materials costs during the period and by an additional depreciation and amortization expense. The Company’s net earnings, including specific items, were $22 million or $0.22 per share compared with $6 million or $0.07 per share for the first quarter 2006.

At the end of 2006, the segmented information presentation was changed to reflect the actual way the Company analyses the performance of its operating segments. The following changes were made and the comparative figures have been restated: The continuing operations of the Fine Papers activities are included in the Specialty Products group segment; The results of Metro Waste Paper Recovery which were proportionally consolidated (23% in the Boxboard segment and 27% in the Containerboard segment, before the acquisition of the remaining 50% in Norampac) have been reclassified in the Specialty Products group segment; The corporate revenues and expenses of the Specialty Products group are now presented in this Group as they were presented in the Corporate segment in the past.

Historical financial information

	2005	2006					2007
(In millions of Canadian dollars, unless otherwise noted)	Total	Q1	Q2	Q3	Q4	Total	Q1
Sales
Packaging
Boxboard	1,339	344	337	350	370	1,401	346
Containerboard	605	144	155	155	146	600	294
Specialty products	756	189	195	193	196	773	238
Inter-segment sales	(69)	(20)	(21)	(15)	(14)	(70)	(28)
	2,631	657	666	683	698	2,704	850
Tissue Papers	708	169	182	194	182	727	186
Inter-segment sales and Corporate activities	(31)	(8)	(7)	(9)	(4)	(28)	(9)
	3,308	818	841	868	876	3,403	1,027
Operating income (loss) before depreciation and amortization “OIBD” (1)
Packaging
Boxboard	29	17	14	11	(1)	41	32
Containerboard	39	18	26	28	(28)	44	39
Specialty products	27	10	15	5	18	48	17
	95	45	55	44	(11)	133	88
Tissue Papers	100	29	29	34	24	116	19
Corporate activities	4	(3)	1	(3)	—	(5)	1
	199	71	85	75	13	244	108
OIBD excluding specific items (1)
Packaging
Boxboard	61	17	14	8	14	53	7
Containerboard	65	13	25	28	25	91	40
Specialty products	37	13	15	15	18	61	17
	163	43	54	51	57	205	64
Tissue Papers	102	29	29	34	24	116	19
Corporate activities	(3)	(3)	1	(3)	—	(5)	1
	262	69	84	82	81	316	84

Operating income (loss) from continuing operations	27	31	44	34	(28)	81	55
Excluding specific items (1)	90	29	43	41	40	153	31

Net earnings (loss)	(97)	6	33	10	(46)	3	22
Excluding specific items (1)	6	6	16	17	13	52	5

Net earnings (loss) per share (in dollars)
Basic	$(1.19)	$0.07	$0.41	$0.12	$(0.56)	$0.04	$0.22
Basic, excluding specific items (1)	$0.07	$0.07	$0.20	$0.21	$0.16	$0.64	$0.05

Cash flow from operations (1)	156	38	56	53	35	182	38
Excluding specific items	169	39	56	57	43	195	46

Cash flow from operations per share (in dollars) (1)
Basic	$1.92	$0.47	$0.69	$0.66	$0.43	$2.25	$0.38
Basic, excluding specific items	$2.08	$0.48	$0.69	$0.71	$0.53	$2.41	$0.46
Cascades North American US$ selling price index (index 2002 = 1,000) (2)	1,141	1,201	1,264	1,287	1,298	1,263	1,306
Cascades North American US$ raw materials index (index 2002 = 300) (3)	371	326	348	385	369	357	442
US$/CAN$	$0.83	$0.87	$0.89	$0.89	$0.88	$0.88	$0.85
Natural Gas Henry Hub - US$/mmBtu	$8.62	$8.98	$6.79	$6.58	$6.56	$7.23	$6.77

Return on assets (%) (4)	8.4%	8.8%	9.4%	10.1%	10.8%	10.8%	10.5%

(1)          See the supplemental information on non-GAAP measures.

(2)          The Cascades North American selling prices index represents an approximation of Cascades’ manufacturing (excluding converted products) selling prices in North America. It is weighted according to shipments. It takes into account some of the main Cascades products for which prices are available in Pulp & Paper Week magazine and the Cascades Tissue Index. This index should only be used as a trend indicator as it may differ from our actual selling prices and our product mix. The only non-manufacturing prices taken into account in the index are the tissue prices. In fact, the tissue pricing indicator, which is blended in the Cascades North American selling prices index, is the Cascades Tissue paper selling prices index which represents a mix of primary and converted products.

(3)          The Cascades North American raw materials index represents the average weighted cost paid for some of our manufacturing raw materials namely, recycled fiber, virgin pulp and woodchips in North America. It is weighted according to the volume of purchase (in tons). This index should only be used as a trend indicator and may differ from actual manufacturing purchasing costs and our purchase mix.

(4)          Return on assets is a non-GAAP measure and is defined as: LTM OIBD excluding specific items/LTM Average of total quarterly assets.

Financial results for the three-month periods ended March 31, 2007 and 2006

Sales

Sales increased by $209 million, or 25%, to $1,027 billion in the first quarter of 2007, versus $818 million for the same period of 2006. The acquisition of the Versailles boxboard mill and the remaining interests in Norampac (50%) and Metrowaste in 2006 accounted for $175 million in sales during the period. The results of Metrowaste are now fully consolidated. Net average selling prices in U.S. dollars increased in all of our main segments except in the European boxboard market. Considering the mill closures in 2006, shipments increased, in 2007, in most of our business segments, particularly in the Tissue sector by 5% and in the North American manufacturing Boxboard segment due to the acquisition of the Versailles mill. The first quarter of 2007 was affected by a 33-day shutdown of our boxboard Toronto mill following a boiler failure that occurred at the end of 2006.

Operating income before depreciation and amortization

The Company generated operating income before depreciation and amortization of $108 million in the first quarter of 2007, compared with $71 million for the same period of 2006. The operating income before depreciation and amortization margin increased by 20% for the year, to 10.5% as compared with 8.7% for the same period of 2006. Excluding specific items, the operating income before depreciation and amortization stood at $84 million compared with $69 million for the same period of 2006, an increase of $15 million or 22%, achieved despite the higher raw materials costs, which had an estimated $33 million negative impact, and the boiler failure at the Toronto boxboard mill. The Company was able to compensate for these negative effects through increased selling prices, cost reduction initiatives, improved results of its less-performing assets and from the additional contribution of Norampac and Metrowaste.

The main variances in operating income before depreciation excluding specific items are shown below. Selling price increases and the additional contribution of our recent acquisitions more than offset the negative impact of higher raw materials costs:

The operating income before depreciation variance analysis by segment is as follow:

OIBD variance analysis

(in millions of dollars)	Boxboard	Containerboard	Specialty Products	Packaging	Tissue Papers	Corporate	Consolidated
OIBD for the 3-month period ended March 31, 2006 (excluding specific items)	17	13	13	43	29	(3)	69
Positive (negative) impact from:
Volume (shipments)	(2)	(1)	1	(2)	4	—	2
Selling price & mix	—	8	10	18	2	—	20
Raw materials (1)	(8)	(5)	(7)	(20)	(13)	—	(33)
Energy price & consumption	(1)	1	—	—	1	—	1
Variation of the CAN$(2)	1	—	—	1	—	—	1
Other variable costs (3)	3	(1)	(2)	—	1	—	1
Fixed costs and others (4)	—	(2)	(3)	(5)	(5)	4	(6)
Other sectors (5)	2	6	2	10	—	—	10
Business acquisitions	(5)	21	3	19	—	—	19
Change in OIBD for the year	(10)	27	4	21	(10)	4	15

OIBD excluding specific items	7	40	17	64	19	1	84
Specific items	25	(1)	—	24	—	—	24
OIBD for the 3-month period ended March 31, 2007	32	39	17	88	19	1	108

(1)          The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fiber, they include purchases of external parent rolls for the converting sectors and other raw materials such as plastics and woodchips.

(2)          The estimated impact of exchange rate is based on the Company’s national and export sales less purchases that are impacted by the exchange rate changes, mainly the CAN$/US$ variation.

(3)          The impact of these estimated variable costs are based on production costs per unit, which are affected by downtimes, efficiencies and product mix changes.

(4)          Includes all other costs such as repair and maintenance, selling and administration and profit sharing.

(5)          Includes change in OIBD of operating units that are not in the manufacturing or converting sectors and profits from inventory elimination.

Specific items included in operating income before depreciation and amortization

The Company incurred in the first quarter of 2007 some specific items that adversely or positively affected its operating results. The Company believes that it is useful for the readers to be aware of these items and that they provide a measure of performance with which to compare its results between periods without regard to these specific items.

Unusual gains

In the first quarter of 2007, the Company disposed of its investment in a joint venture of its Boxboard segment for a consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income taxes of $11 million.

Impairment loss, closure and restructuring costs
In the first quarter of 2007, an additional provision of $2 million has been recorded following the temporary closure of the Red Rock (containerboard) mill in the third quarter of 2006.

Derivative financial commodity instruments
In the first quarter of 2007, the Company recorded an unrealized gain on certain commodity swap contracts that were not designated as hedging instruments in the net amount of $7 million. This compares with a gain of $6 million in the same period of 2006.

Inventory adjustment resulting from the Norampac acquisition

Resulting from the purchase price allocation done at the end of 2006, operating results of the first quarter were, reduced by $6 million since the inventory acquired, at the end of 2006, were recognized at fair value and no profit was recorded on their subsequent sale.

Business highlights

During the past two years, the Company completed several transactions to optimize its assets base or to streamline its cost structure by closing or selling certain operating units.

The following transactions that occurred in 2006 should be taken into consideration in order to understand the overall or segmented analysis of the Company’s results:

Closure, restructuring and disposal

Boxboard Group

1)              On June 29, 2006, the Company announced that it ceased operations at its FjordCell pulp mill of the Boxboard group for an indefinite period of time.

2)              On October 6, 2006, the Company announced the temporary shutdown of the Scierie Lemay sawmill of the Boxboard Group.

3)              On December 11, 2006 the Company also announced the permanent closure of its Montréal converting boxboard operations for March 2007.

4)              On September 7, 2006, the Company disposed of its interest in a joint-venture of its Boxboard Group and in the first quarter of 2007, the Company disposed of another investment in a joint venture of its Boxboard Group for a consideration of $38 million (US$32 million).

Containerboard Group

5)              On August 30, 2006, the Company announced that it had ceased operations at its Red Rock, Ontario containerboard mill for an indefinite period of time.

Specialty Products Group

6)              On August 24, 2006, the Company announced the permanent shutdown of one of its specialty board mills located in France, of the Specialty Products Group.

Business acquisitions

Boxboard Group

7)              On April 25, 2006 the Company’s Boxboard group announced that it had acquired certain assets from the paperboard division of Simkins Industries located in Ridgefield, New Jersey and in New Haven, Connecticut.

8)              On July 19 and August 7, 2006, the Company completed the acquisition of the assets of the Caraustar Industries coated recycled boxboard mills located in Sprague, Connecticut and certain assets from Caraustar Industries coated recycled boxboard mills located in Rittman, Ohio. The Sprague mill will now operate under the name of Versailles.

Containerboard Group

9)              On December 29, 2006, the Company acquired from Domtar Inc. the remaining outstanding common shares (50%) of Norampac Inc. for a total purchase price of $561 million. The balance sheet items, results and cash flows of Norampac are included at 100% in the Company’s financial statements since that date while the results and cash flows of 2006 were included at 50% as they were proportionally consolidated prior to the acquisition. This acquisition resulted also in Metrowaste Paper Recovery being fully consolidated since that date with a 23% non-controlling interest.

Business segment review

Packaging products

	Sales		OIBD		Shipments 1		Average selling price			Average selling price			Price reference
	(in millions of dollars)		(in millions of dollars)		(in thousands short tons)		(in Canadian dollars/unit)			(in U.S. dollars or Euro/unit)			(in U.S. dollars or Euro/unit)
	2007	2006	2007	2006	2007	2006	2007		2006	2007		2006	2007	2006
Boxboard
Manufacturing - North America	78	63	(7)	1	109	93	717		681	612		589	820	745
Manufacturing - Europe	123	109	3	3	151	147	813		740	530		533	801	779
Converting	169	184	38	16	71	82	2,391		2,233	2,041		1,934	n/a	n/a
Others and eliminations	(24)	(12)	(2)	(3)	(24)	(29)
	346	344	32	17	307	293

Containerboard(2)
Manufacturing	154	82	21	8	301	180	511		452	436		392	565	515
Converting	239	120	15	11	202 (3)	105	1,185	(3)	1,141	1,011	(3)	989	n/a	n/a
Others and eliminations	(99)	(58)	3	(1)	(153)	(97)
	294	144	39	18	350	188

Specialty products
Manufacturing	86	85	4	(2)	92	93	928		886	792		768	783	738
Converting	59	54	7	6	27	26
Recover y, deinked pulp and others	93	50	6	6	(4)	(4)
	238	189	17	10	115	115

Eliminations	(28)	(20)		—
Total	850	657	88	45	772	596

Total excluding specific items
Boxboard			7	17
Containerboard(2)			40	13
Specialty products			17	13
Excluding specific items			64	43

(1)          Total shipments do not take into account the elimination of the business sector intercompany shipments

(2)          2006 numbers include 50% of Norampac while 2007 numbers include 100%

(3)          Is equal to 3.222 million square feet (msf), 74 $CAN/msf, 64 $US/msf

Sales of the Packaging Products segment increased by $193 million or 29% at $850 million in the first quarter of 2007 compared with $657 million for the same period of 2006 due to the Norampac, Metrowaste and Versailles acquisitions. Shipments increased in the manufacturing sectors but decreased slightly in our converting business due to challenging business conditions.

The Packaging Products segment operating income before depreciation and amortization stood at $88 million for the period compared with $45 million for the same period of 2006. This includes a gain of $25 million resulting from the divestiture of a joint-venture interest in the Boxboard Group. Excluding specific items, the operating income before depreciation and amortization increased by 49% to $64 million compared with $43 million in 2006 following a strong performance by our Containerboard Group which offset the decrease in the Boxboard Group’s North American operations. The increase in raw materials costs were compensated by the increase in selling prices and additional contribution of Norampac and Metrowaste acquisitions.

Boxboard

Sales for the Boxboard Group amounted to $346 million in 2007 as compared to $344 million in 2006. Over the course of this period, shipments by primary mills increased by 17% in North America due mainly to the Versailles acquisition. This increase was partially offset by a decrease in shipment of the Toronto mill due to a boiler failure at the end of 2006 which caused a 33-day shutdown. In North America, average selling prices in US$ increased by $23 per ton compared with the same period of 2006. Coated recycled boxboard’s selling prices increased in the first quarter and are expected to continue in this direction. This positive impact was offset by the decrease of selling prices in the folding carton business, caused by the strong competition and weak operating rate in that sector. However, completion of recent manufacturing price increases implementation combined with the additional announcement made in April on coated recycled boxboard pricing should have a favourable impact in the upcoming quarters.

In Europe, volumes increased by 2.7% compared with 2006 resulting from improving business conditions in the recycled boxboard market. On the virgin boxboard side, the market environment remained challenging. Despite improved recycled board selling prices as a result of a better geographical sales mix, overall selling prices decreased slightly due to an unfavorable sales mix at our Larochette virgin boxboard mill and the negative impact, at our Swedish mill, of the exchange rate of the GBP and EUR against the Swedish Krona (SEK). Sales in Canadian dollars benefited from the higher exchange rate of the Euro.

The operating income before depreciation and amortization, excluding specific items, decreased by 59% to $7 million compared with $17 million last year. Operating results  were negatively impacted by higher energy prices in Europe and higher raw materials costs resulting, in part, from the purchase of external board by our converting operations as well as a strong increase in recycled paper and pulp prices on the mill side both in Europe and North America. The boiler failure at the Toronto mill also negatively affected the operating income before depreciation and amortization by approximately $8 million.

The continuous optimization of the Versailles mill, acquired in July 2006, also affected negatively the operating income before depreciation and amortization by $3 million in 2007. Several unplanned downtimes were caused by the inefficiencies of the boiler operation. However, early in the second quarter, a capital investment will be done on this equipment in order to improve its efficiency thus resolving the production issues.

The disposal of two joint-venture interests in the QSR business, one in the third quarter of 2006 and the second at the beginning of 2007 reduced the operating income before depreciation and amortization by $1.5 million but was compensated by the temporary closure, in 2006, of the Fjordcell pulp mill and Scierie Lemay sawmill. These actions had a positive contribution of $2 million on the operating income before depreciation and amortization of the first quarter of 2007 when compared with 2006. This Group recorded a gain of $25 million on the disposal of its interest in GSD, a joint venture company of its QSR converting business, for a cash consideration of $38 million ($32 million US).

Containerboard

In order to have a comparable analysis, the 2006 numbers will be included at 100%, even though the Containerboard Group results were proportionally consolidated at 50% in 2006.

Sales for the Containerboard Group increased by $6 million, amounting to $294 million in the first quarter of 2007 compared with $288 million for the corresponding quarter of 2006. Manufacturing shipments slightly decreased due to the indefinite closure of our Red Rock, Ontario containerboard mill that occurred in October 2006. Converting shipments also slightly decreased in 2007 compared with 2006 due to continued decrease in demand in the Canadian market. Similarly, for the first quarter of 2007, the U.S. industry box shipments were down by 2.1%. More specifically, in the Northeast region, where our converting plants operate, the U.S. industry box shipments were down by 0.7% for the first quarter of 2007 compared with the corresponding quarter of 2006.

Despite lower shipments in both the containerboard and converting sectors, the sales figures of these sectors increased in 2007 compared to 2006 due to a better US$ pricing level. The containerboard products’ transaction prices for the first quarter of 2007 were on average 10% higher then the corresponding quarter of 2006. Our operating rate was close to 100% and the U.S. industry combined mill and box plant inventories were approximately at a 4 weeks of supply level at the end of March 2007.

Operating income before depreciation and amortization excluding specific items increased to $40 million from $26 million due to better selling prices in both the manufacturing and converting sectors, lower energy costs offset by a significant increase in the recycled paper costs, which had a negative impact of approximately $10 million over the first quarter of 2007 taking into account our hedging portfolio. The Containerboard group incurred closure costs of $2 million and a $7 million unrealized gain on derivative commodity instrument of certain commodity swap contracts. Resulting from the purchase price allocation done at the end of 2006, operating results of the first quarter were, reduced by $6 million since the inventory acquired, at the end of 2006, were recognized at fair value and no profit was recorded on their subsequent sale.

Specialty products

Sales for the Specialty Products Group amounted to $238 million compared with $189 million for the first quarter of 2006. As mentioned earlier, the full consolidation of the Metrowaste results contributed for $31 million of this increase. The remaining increase is resulting from higher volume and prices in most of our activities. Our Moulded Pulp, Plastics, Uncoated Board, Kraft and Papermill Packaging businesses increased their sales by $4 million compared with 2006. Our Honeycomb business increased its sale by 25%, or $2 million. The higher prices for recycled paper, combined with higher shipments resulted in a $12 million sales improvement of our Recovery business compared with 2006. The strong demand for recycled market pulp in Europe and in the U.S. in 2007 resulted with a $6 million sales increase of our deinking pulp mills. Price increase of $55 US per ton resulted in higher sales of $3 million for our St-Jérôme fine paper mill. Sales of this group were also affected by the closure, in 2006, of the Ste-Marie, France plant.

Operating income before depreciation and amortization excluding specific items increased to $17 million from $13 million in 2006. The full consolidation of the Metrowaste results contributed for $3 million increase in the quarter. The profitability of our Moulded Pulp, Plastics, Honeycomb and Uncoated and Kraft Paper sectors remains relatively stable compared with 2006 despite the important raw material price increase in the first quarter of 2007. The largest shortfall concern our Deinked pulp business, as the recycled paper and energy prices were higher (mainly in France) resulted in a $2 million operating income before depreciation and amortization decrease compared with 2006. Our recovery business increased its contribution by $2 million compared with last year resulting from higher market price combined with improvement in its quality and efficiency. Finally, the focus on added-value recycled grade combined with the successful implementation of our cost saving program resulted in a $2 million additional contribution from our Fine Paper business.

Tissue Group

	Sales (in millions of dollars)		OIBD (in millions of dollars)		Shipments (in thousands short tons)		Average selling price (in Canadian dollars/unit)		Average selling price (in U.S. dollars/unit)		Price reference (in U.S. dollars/unit)
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Manufacturing & converting	186	169	19	29	109	104	1,666	1,595	1,422	1,382	1,417	1,377
Excluding specific items			19	29

Sales for the Tissue Group increased by 10% amounting to $186 million for the first quarter of 2007 compared with $169 million in the first quarter of 2006. Average net realized prices in US$ were 3% higher in 2007 in comparison with 2006, as a result of price increases implemented over 2006 in the U.S. and Canada for Commercial and industrial market and in the U.S. for retail market. Shipments increased by 5% in 2007, resulting mainly from increased sales of converted products due to new major accounts in the U.S. and continuous growth of demand mainly in the U.S. commercial and Industrial products.

The Tissue Group’s operating income before depreciation and amortization excluding specific items stood at $19 million for the first quarter of 2007, compared with $29 million in 2006. This Group was negatively affected by increase in raw material production cost for $13 million which was partially offset by the increased in the average realized U.S. dollar selling price of converted products and parent rolls. Selling cost were higher resulting from additional sales force and increase in advertising costs for some of its products.

Corporate activities

The corporate activities includes sales and operating income before depreciation and amortization from its engineering division which is involve, since the end of 2006, in a construction project in Western Canada for a third party. This project is expected to last until the fourth quarter of 2007. It is impossible for now to determine if this kind of activity will continue in the future.

Other items analysis

Depreciation and amortization

Depreciation and amortization increased to $53 million in the first quarter of 2007, from $40 million for the corresponding period of 2006, primarily as a result of the Norampac acquisition at the end of 2006 and the additional depreciation required by the purchase price allocation following this acquisition. This purchase price allocation is not completed and the impact of changes, if any, may be important.

Operating income

As a result of the above, operating income for the first quarter increased by $24 million to $55 million, compared with $31 million for the same period in 2006. Operating margins increased from 3.8% in 2006 to 5.3% for the first quarter of 2007.

Excluding specific items, operating income for the year stood at $31 million, compared with $29 million for the same period in 2006. Operating margins decreased from 3.5% in 2006 to 3% in the first quarter of 2007.

Interest expense

Interest expense increased to $27 million compared to $21 million for the same period of 2006. The debt level has increased following the acquisition of Norampac on December 29, 2006 and the working capital requirements of the first quarter of 2007.

Foreign exchange gain on long-term debt

In the first quarter of 2007, the Company recorded a foreign exchange gain of $4 million on its U.S.-denominated debts, as the Canadian dollar increased at $0.867 against the U.S. dollar as at March 31, 2007 compared with $0.858 as at December 31, 2006. There was no gain or loss in the same period of 2006. These gains or losses have no impact on the Company’s liquidities.

Provision for income taxes

The provision for income tax for 2007 amounted to $13 million for an effective rate of 40%.

The effective tax rate and the current income taxes are affected by the results of certain subsidiaries located in countries where the income tax rate is higher than in Canada, notably Germany and the United States.

Share of results of significantly influenced companies

The share of results of significantly influenced companies is mainly attributable to our 43% interest in Boralex Inc., a Canadian public company and a producer of green and renewable energy with operations in the northeastern United States, Canada and France.

Net earnings

As a result of the foregoing factors, the Company posted net earnings of $22 million, or $0.22 per share, in the first quarter of 2007 compared with $6 million or $0.07 per share in 2006. However, when excluding certain specific items, net earnings stood at $5 million or $0.05 per share compared with $6 million or $0.07 per share in 2006.

Liquidity and capital resources

Cash flows from operating activities

Operating activities required $44 million of liquidity for the first quarter of 2007, as compared to a cash inflow of $5 million in the same period of 2006. Changes in non-cash working capital components required funds of $82 million compared to a use of funds of $33 million in the same period of 2006. This cash outflow in the first quarter of 2007 is mainly attributable to the increase of inventories in the QSR business of the Boxboard group due to slower sales in the first quarter, to replenish inventory after strong December 2006 sales and build inventories for the second and third quarter customer promotional activities. In addition, the Company paid the interest of its U.S.-denominated debts and paid $13 million on the restructuring and closure cost provisions recorded in previous periods. In Europe, volume rebate of 2006 were paid in the first quarter of 2007.

Cash flow from operating activities, excluding the change in non-cash working capital components, amounted to $38 million for 2007 or $0.38 per share compared with $38 million or $0.47 per share for the same period in 2006. An amount of $2 million ($0.02 per share) related to closing and restructuring charges and $6 million ($0.06 per share) related to the inventory adjustment resulting from the Norampac acquisition have reduced cash flow from operating activities in the first quarter of 2007 as compared with $1 million ($0.01 per share) in 2006. This cash flow measure is important since it enables the Company to pursue its capital expenditures program and reduce its indebtedness.

Investing activities

In the first quarter of 2007, excluding the proceeds from the disposal of GSD, investment activities required total cash resources of $35 million mainly for capital expenditure projects.

The most important capital projects were:

Boxboard ($12 million)

$4 million to add converting equipment in the QSR business

$3 million to add a new press in Cobourg, Ontario converting plant;

Containerboard ($4 million);

No major projects were realized during the period;

Specialty Products ($6 million)

$0.6 million to complete the new warehouse at the Kingsey Falls plastic plant

$1 million for equipment optimization in the three paper mills;

Tissue ($10 million)

$7.5 million on the $15 million project of a new deinking unit in Memphis, Tennessee;

Corporate ($2 million)

Investment aimed towards energy consumption reduction.

On January 25, 2007, the Company announced the sale of its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company and a joint-venture company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of 38 million (US$32 million). For the year ended December 31, 2006, this joint-venture contributed $25 million of sales and $5 million of operating income before depreciation and amortization ($6 million and $1 million respectively for the first quarter of 2006).

Financing activities

In the first quarter of 2007, the Company borrowed $44 million on its revolving facilities following the investments and working capital requirements discussed above.

The Company also redeemed 256,800 of its common shares on the open market, pursuant to a normal course issuer bid for an amount of $3.5 million. Taking into account these transactions and the $4 million in dividends paid out during 2007, financing activities provided $42 million in liquidity.

Liquidity from discontinued operations

In 2006, the Company sold its fine papers distribution activities and closed its Thunder Bay fine papers mill. There was no cash flow required for closure and restructuring cost payments of these activities in the first quarter of 2007.

Consolidated financial position as at December 31, 2007 and 2006

The Company has the following financial position and ratios:

Balance sheet data as at March 31, 2007 and December 31, 2006

(in millions of Canadian dollars)	2007	2006
Working capital (1)	659	598
% of sales (2)	16.0%	16.3%
Bank loan and advances	50	42
Current portion of long-term debt	7	9
Long-term debt	1,670	1,657
Total debt	1,727	1,708
Shareholders’ equity	1,165	1,157
Total equity and debt	2,892	2,865
Ratio of debt/total equity and debt	59.7%	59.6%
Shareholders’ equity per share	$11.73	$11.62

(1)          Working capital includes accounts receivable plus inventories less accounts payable. It includes discontinued operations but excludes unpaid provision for closure and restructuring costs in the amount of $36 million In the first quarter of 2007 and $47 million at the end of 2006. It also excludes in 2007, the current future taxes in the amount of $40 million and the current portion of deritatives financial instruments in the amount of $10 million.

(2)   % of sales = LTM Working Capital/LTM Sales.

The liquidity available via the Company’s credit facilities, along with the cash flow generated by the operating activities, will provide the Company with sufficient funds to meet its financial obligations and fulfill its capital expenditure program, which we estimate at approximately $165 million for 2007. The Company had $234 million (net of letter of credit in the amount of $16 million) available under its $850 million revolving credit facility at the end of the first quarter of 2007.

Outlook

We expect that the seasonal pick up in activity in most of our business segments and selling price improvements should positively impact our second quarter results. However, business conditions will continue to be challenging as a result of high fiber costs, the recent increase of the $CA and energy prices, as well as the slower economic growth in the U.S.. Given these conditions, we will therefore continue to concentrate efforts to reduce costs and deliver on our action plan.

In North America, the Boxboard Group expects to gradually benefit from the implementation of price increases on recycled grades and the full production of the Toronto mill following the boiler failure in the first quarter. Going forward, the Group should also progressively benefit from capital investments in the energy production equipments at its Versailles mill in the second quarter. In Europe, the Group anticipates improving market conditions in both the virgin and the recycled grades given the announced price increases in both markets. Finally, in North America, the Group continues to closely monitor the situation of its indefinitely shut pulpmill and sawmill.

Norampac (containerboard) anticipates a continued strong competition in the Canadian corrugated boxes market. However, the Group could benefit from the implementation of announced price increases on manufacturing products. On the cost side, even though prices recently retreated from their March 2007 peak, Norampac expects to remain negatively impacted by relatively high OCC prices (old corrugated containers) during the second quarter of 2007. At the strategic level, the Group may continue to explore selective growth opportunities in the United States in order to gain a better geographical balance between its production and customer base and also with the goal of achieving logistical gains. Also, the Group will continue to monitor the situation of its Red Rock linerboard mill which is indefinitely closed.

The Specialty Products Group expects relatively stable business conditions in the moulded pulp and honeycomb product sectors in the second quarter. Regarding the plastic product operations, the Group anticipates improved results given stronger seasonal demand and the recent launch of an oxo-degradable line of containers. The papermill packaging activities should face challenging market conditions as fine paper and newsprint producers continue to experience declining demand. Furthermore, the Specialty Products Group expects that the recovery sector could be negatively affected by the recent price decline of OCC prices. Finally, the Group anticipates continuous pressure on margins in its deinked pulp operations given the high price of white grades of recycled paper.

Going forward, the Tissue Group anticipates that market conditions will remain relatively favourable as the new capacities in the U.S. should be well absorbed by the growing demand. In fact, the Group’s operations are expected to benefit from an upward selling pricing environment as price hikes were announced for certain products. However, in the Canadian retail market, business conditions should remain challenging. Also, on the cost side, the Group acknowledges upward pricing pressures for virgin pulp and sorted office papers. Strategically, the Group will continue its development of higher-end products, to focus on its environmentally-friendly products and mainly invest in its converting operations.

Evolution of credit ratings

Cascades’s outstanding Senior Notes have been rated by Dominion Bond Rating Service (“DBRS”), by Moody’s Investor Service Inc. (“Moody’s”) and by Standard & Poor’s Corporation (“S&P”).

The following table reflects the Company’s Secured debt rating/Corporate rating/Unsecured debt rating at the date of the approval of this MD&A by the Board of Directors and their evolution compared to past years:

Credit Rating	Moody’s	Standard & Poor’s
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007 and January 2007	Baa3/Ba2/Ba3 (stable)	BB+/BB/BB-(stable)

Capital stock information

As at March 31, 2007, the capital stock issued and outstanding consisted of 99,302,889 common shares (99,533,654 as at December 31, 2006). As at March 31, 2007, 2,287,538 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 26,035 options were exercised and 1,818 were forfeited. In addition, the Company issued no stock options during the period.

Introduction of new accounting policies in 2007

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments - Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments - Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements. Under this Section, financial assets available for sale, assets and liabilities held for trading and derivative financial instruments, when part of a hedging relationship or not, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

This Section was applied retroactively without restating the comparatives figures and resulted in an increase of $1 million respectively in retained earnings and accumulated other comprehensive income as of January 1, 2007.

d) Hedges

On January 1, 2007, the Company adopted Section 3865 of the CICA Handbook, « Hedges ». This Section expands the guidelines found in Accounting Guideline 13 (AcG-13), « Hedging relationship » and describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting results in recording gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings.

As in previous years, the Company did not apply hedge accounting to certain derivative financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers. Accordingly, gains and losses from these derivative financial instruments are recorded directly to earnings. The adoption of Section had no impact on the consolidated financial position and results of operations of the Company as at January 1, 2007.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 « Accounting changes ». This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the consolidated financial position and results of operations of the Company.

f) Others

As at January 1, 2007, Boralex Inc. “Boralex”, a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. As in previous years, Boralex continued applying hedge accounting to interest rate swap agreements and commodity derivative financial instruments designated as cash flow hedges. The impact on the Company following the adoption of these Sections by Boralex are reflected in notes a), b) and c) above.

Internal control over financial reporting

Internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP in its financial statements. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have evaluated whether there were changes to its ICFR during the three month period ended March 31, 2007 that have materially affected, or are reasonably likely to materially affect, Company’s ICFR. No such changes were identified through their evaluation.

Supplemental information on non-GAAP measures

Neither operating income before depreciation and amortization, operating income, cash flow from operations or cash flow from operations per share are measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. Moreover, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, these measures do not represent, and should not be used as, a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP, excluding the change in working capital components, and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that adversely or positively affected its GAAP measures, and that the abovementioned non-GAAP measures provide investors with a measure of performance to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined as items such as charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gain or loss on sale of business units, unrealized gain or loss on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below to operating income, operating income excluding specific items and operating income before depreciation and amortization excluding specific items:

	For the 3-month period ended March 31
(in millions of Canadian dollars)	2007	2006
Net earnings	22	6
Net loss from discontinued operations	—	3
Non-controlling interest	1	—
Share of results of significantly influenced companies	(4)	(3)
Provision for income taxes	13	4
Foreign exchange gain on long-term debt	(4)	—
Interest expense	27	21

Operating income	55	31
Specific items :
Inventory adjustment resulting from the Norampac acquisition	6	—
Unusual gain	(25)	—
Closure and restructuring costs	2	4
Unrealized gain on commodity derivative financial instruments	(7)	(6)
	(24)	(2)
Operating income - excluding specific items	31	29
Depreciation and amortization	53	40
Operating income before depreciation and amortization - excluding specific items	84	69

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

	Net earnings		Net earnings per share 1
	For the 3-month period ended March 31		For the 3-month period ended March 31
(in millions of Canadian dollars, except amount per share)	2007	2006	2007	2006
As per GAAP	22	6	$0.22	$0.07
Specific items:
Inventory adjustment resulting from the Norampac acquisition	6	—	$0.04	$—
Closure and restructuring costs	2	4	$0.01	$0.03
Unusual gain	(25)	—	$(0.14)	$—
Unrealized gain on commodity derivative financial instruments	(7)	(6)	$(0.05)	$(0.05)
Foreign exchange gain on long-term debt	(4)	—	$(0.03)	$—
Included in discontinued operations	—	2	$—	$0.02
Tax effect on specific items	11	—
	(17)	—	$(0.17)	$—
Excluding specific items	5	6	$0.05	$0.07

Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles the net cash provided by (used for) operating activities to operating income and operating income before depreciation and amortization:

	For the 3-month period ended March 31
(in millions of dollars)	2007	2006
Cash flow provided by (used for) operating activities	(44)	5
Changes in non-cash working capital components	82	33
Depreciation and amortization	(53)	(40)
Current income taxes	10	8
Interest expense (includes interest on long-term debt, other interest less interest income and capitalized interest)	27	21
Unusual gain	25	—
Unrealized gain on derivative financial commodity instruments	7	6
Other non-cash adjustments	1	(2)
Operating income from continuing operations	55	31
Depreciation and amortization
	53	40

Operating income before depreciation and amortization	108	71

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations		Cash flow from operations per share
	For the 3-month period ended March 31		For the 3-month period ended March 31
(in millions of dollars, except amounts per share)	2007	2006	2007	2006
Cash flow provided by (used for) operating activities	(44)	5
Changes in non-cash working capital components	82	33
Cash flow from operations	38	38	$0.38	$0.47
Specific items:
Inventory adjustment resulting from the Norampac acquisition	6	—	$0.06	—
Closure and restructuring costs, net of current income tax	2	1	$0.02	$0.01

Excluding specific items	46	39	$0.46	$0.48

Consolidated Balance Sheets

		As at	As at
		March 31,	December 31,
(in millions of Canadian dollars)	Note	2007	2006
		(unaudited)
Assets
Current assets
Cash and cash equivalents		33	34
Accounts receivable		669	650
Inventories		580	548
		1,282	1,232
Property, plant and equipment		2,039	2,063
Other assets	6	281	303
Goodwill		307	313

		3,909	3,911
Liabilities and shareholders’ equity

Current liabilities
Bank loans and advances		50	42
Accounts payable and accrued liabilities		576	607
Current portion of long-term debt	7	7	9
		633	658
Long-term debt	7	1,670	1,657
Other liabilities	8	441	439
		2,744	2,754
Shareholders’ equity
Capital stock	10	517	517
Retained earnings		665	649
Accumulated other comprehensive income	11	(17)	(9)
		1,165	1,157
		3,909	3,911

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Earnings

			For the 3-month periods ended March 31,
(in millions of Canadian dollars, except per share amounts) (unaudited)	Note		2007	2006
Sales			1,027	818
Cost of sales and expenses
Cost of sales (exclusive of depreciation and amortization shown below)	9		852	673
Depreciation and amortization			53	40
Selling and administrative expenses			100	75
Unusual gain	5	(b)	(25)	—
Closure and restructuring costs	3		2	4
Gain on commodity derivatives financial instruments	4		(10)	(5)
			972	787
Operating income from continuing operations			55	31

Interest expense			27	21
Foreign exchange gain on long-term debt			(4)	—
			32	10
Provision for income taxes			13	4
Share of results of significantly influenced companies			(4)	(3)
Non-controlling interest			1	—
Net earnings from continuing operations			22	9
Net loss from discontinued operations			—	(3)
Net earnings for the period			22	6
Basic and diluted net earnings from continuing operations per common share			$0.22	$0.11
Basic and diluted net earnings per common share			$0.22	$0.07
Weighted average number of common shares outstanding			99,468,878	80,809,309

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statement of Shareholders’ Equity

			For the 3-month period ended March 31,
			2007
					Accumulated
					other
			Capital	Retained	comprehensive	Shareholders’
(in millions of Canadian dollars) (unaudited)	Note		stock	earnings	income	equity
Balance - beginning of period			517	649	(9)	1,157
Cumulative impact of accounting changes	1	(c) (f)	—	—	1	1
Restated balance, beginning of period			517	649	(8)	1,158
Comprehensive income:
Net earnings for the period			—	22	—	22
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities			—	—	(12)	(12)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges, net of related income taxes and reclassification adjustments			—	—	1	1

Change in fair value of commodity derivatives financial instruments designated as cash flow hedges, net of related income taxes and reclassification adjustments			—	—	2	2
Comprehensive income for the period						13
Dividends			—	(4)	—	(4)
Adjustment related to stock options			1	—	—	1
Redemption of common shares			(1)	(2)	—	(3)
Balance - end of period			517	665	(17)	1,165

	For the 3-month period ended March 31,
	2006
			Accumulated
			other
	Capital	Retained	comprehensive	Shareholders’
	stock	earnings	income	equity
Balance - beginning of period	264	669	(36)	897
Comprehensive income:
Net earnings for the period	—	6	—	6
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	—	—	4	4
Comprehensive income for the period				10

Dividends	—	(3)	—	(3)
Adjustment related to stock options	2	—	—	2
Balance - end of period	266	672	(32)	906

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Consolidated Statements of Cash Flows

			For the 3-month periods ended March 31,
(in millions of Canadian dollars) (unaudited)	Note		2007	2006
OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings from continuing operations			22	9
Adjustments for:
Depreciation and amortization			53	40
Unusual gain			(25)	—
Unrealized gain on commodity derivatives financial instruments			(7)	(6)
Foreign exchange gain on long-term debt			(4)	—
Future income taxes			3	(4)
Share of results of significantly influenced companies			(4)	(3)
Non-controlling interest			1	—
Others			(1)	2
			38	38
Change in non-cash working capital components			(82)	(33)
			(44)	5
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchase of property, plant and equipment			(34)	(17)
Increase in other assets			(1)	—
Business disposal, net of cash disposed	5	(b)	37	—
			2	(17)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances			8	(10)
Change in revolving credit facilities			44	(31)
Increase in other long-term debt			—	1
Payments of other long-term debt			(3)	(4)
Net proceeds from issuance of common shares			—	1
Redemption of common shares	10		(3)	—
Dividends			(4)	(3)
			42	(46)
Change in cash and cash equivalents during the period from continuing operations			—	(58)

Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	9	(d)	—	57

Change in cash and cash equivalents during the period			—	(1)
Translation adjustments on cash and cash equivalents			(1)	(1)
Cash and cash equivalents - Beginning of period			34	43

Cash and cash equivalents - End of period			33	41

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

1 Accounting Policies

These unaudited interim consolidated financial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual financial statements. These financial statements should be read in conjunction with the most recent annual financial statements of the Company as they have been prepared using the same accounting policies except for the following:

a) Comprehensive income

On January 1, 2007, the Company adopted Section 1530 of the Canadian Institute of Chartered Accountants (“CICA”) Handbook, “Comprehensive Income”. It describes reporting and disclosure recommendations with respect to comprehensive income and its components. Comprehensive income represents changes in net assets arising from transactions, events and circumstances not related to shareholders.

b) Equity

On January 1, 2007, the Company adopted Section 3251 of the CICA Handbook, “Equity” which describes standards for presentation of changes in equity. As a result of the adoption of Sections 3251 and 1530 described above, the Company is now presenting a consolidated statement of shareholders’ equity, which includes information about comprehensive income and accumulated other comprehensive income. The comparative consolidated financial statements were restated to reclassify an amount of $9 million as at January 1, 2007 ($36 million as of January 1, 2006 for the purpose of the comparative financial information) previously recorded in the cumulative translation adjustment to the accumulated other comprehensive income.

c) Financial Instruments - Recognition and Measurement

On January 1, 2007, the Company adopted Section 3855 of the CICA Handbook, “Financial Instruments – Recognition and Measurement”. It describes the standards for recognizing and measuring financial instruments in the financial statements. Under this Section, financial assets available for sale, assets and liabilities held for trading and derivatives financial instruments, when part of a hedging relationship or not, are measured and accounted for at fair value. Certain derivatives embedded in other contracts are also measured and accounted for at fair value. The Company selected January 1, 2003 as its transition date for embedded derivatives.

Upon the adoption of this Section, the Company made the following classifications:

•                  Cash and cash equivalents are classified as financial assets held for trading and are measured at fair value. Resulting gains and losses are recorded in earnings.

•                  Accounts receivable, other investments, bank loans and advances, accounts payables and accrued liabilities and long-term debt are classified as loans and receivable and are initially recorded at fair value. Subsequently, they are recorded at amortized costs using the effective interest rate method. Under this classification, deferred financing costs related to Unsecured Senior Notes are now presented as a reduction of the carrying value of the respective debt.

This Section was applied retroactively without restating the comparatives figures and resulted in the following adjustments as of January 1, 2007:

$
Other assets	(12)

Long-term debt	(17)
Other liabilities	3
(14)
Net changes	2
Impact on accumulated other comprehensive income	1
Impact on retained earnings	1
2

d) Hedges

Section 3865 of the CICA Handbook, “Hedges” expand the guidelines required by Accounting Guideline 13 (AcG-13), Hedging Relationships. This Section describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from the derivative financial instruments in the same period as for those related to the hedged item. However, any ineffective portion of a hedging relationship is recorded directly to earnings. The Company elected to apply hedge accounting for the following items as of January 1, 2007:

Item	Nature of hedging relationship	Implication
Foreign exchange forward contracts and currency option instruments.	Cash flow hedge of future anticipated sales, purchases and interest expenses denominated in foreign currencies.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustments to sales, cost of sales or interest expense in the same period as the respective hedged item affects earnings.

Interest rate swap agreement of a notional amount of US$50 million, maturing in 2013.	Fair value hedge on a portion of the Company’s 6.75% Unsecured Senior Notes.

Gains or losses from these derivatives financial instruments are recorded to earnings as interest expense. However, a corresponding amount is recorded as an adjustment to the carrying value of the 6.75% Unsecured Senior Notes and interest expense.

Commodity swap agreements on natural gas and electricity.	Cash flow hedges of anticipated purchases of natural gas and electricity.

Gains or losses from these derivatives financial instruments are recorded in accumulated other comprehensive income net of related income taxes and are reclassified to earnings as adjustments to cost of sales in the same period as the respective hedged item affects earnings.

Long-term debt denominated in foreign currencies.	Hedge of the net investment of the Company in self-sustaining foreign subsidiaries.

Gains or losses resulting from the translation to Canadian dollars of long-term debt denominated in foreign currencies and designated as net investment hedges are recorded in accumulated other comprehensive income net of related income taxes.

As in previous years, the Company continued not applying hedge accounting to certain derivatives financial instruments including interest rate swap agreements of notional amounts totaling US$5.2 million maturing between 2008 and 2012 and commodity swap agreements on old corrugated containers. Accordingly, gains and losses from these derivatives financial instruments are recorded directly to earnings. The adoption of Section 3865 had no impact on the consolidated financial statements of the Company as at January 1, 2007.

e) Accounting changes

As at January 1, 2007, the Company adopted Section 1506 “Accounting changes”. This Section establishes criteria to be met in order to change, together with the accounting treatment and disclosure required when there is a change in accounting policies, estimates and correction of errors. The adoption of this Section had no impact on the consolidated financial position and results of operations of the Company.

f) Others

As at January 1, 2007, Boralex Inc. “Boralex”, a significantly influenced company, changed its depreciation method with respect to some operating units. This change resulted in a decrease in retained earnings of $1 million (the Company’s share). As at January 1, 2007, Boralex also adopted Sections 1530, 3251, 3855 and 3865 of the CICA Handbook. As in previous years, Boralex continued applying hedge accounting to interest rate swap agreements and commodity derivatives financial instruments designated as cash flow hedges. The impact on the Company following the adoption of these Sections by Boralex are reflected in notes a), b) and c) above.

g) New accounting standards not yet adopted

Capital disclosures - In December 2006, the CICA published Section 1535, “Capital Disclosures”. This new standard established disclosure requirements concerning capital such as: qualitative information about its objectives, policies and processes for managing capital; quantitative data about what it regards as capital; whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance. The new requirements will be effective starting January 1, 2008. The Company is presently evaluating the impact of this new standard.

Financial instruments – disclosures and presentation - In December 2006, the CICA published two new sections: Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”. These new standards replace Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new standards will be effective starting January 1, 2008. The Company is presently evaluating the impact of these new standards.

2 Measurement Uncertainty

The Company evaluates the net book value of its long-lived assets when events or changes in circumstances indicate that the net book value of the assets may not be recoverable. To evaluate long-lived assets, the Company determines if the undiscounted future cash flows from operating activities exceed the net book value of the assets at the valuation date. Estimates of future cash flows and fair value are based on judgment and could change.

Given the sensitivity of certain key assumptions used, such as exchange rates, selling prices and costs of raw materials and energy, there is a measurement uncertainty regarding certain operating units because it is possible that variations in future conditions could require a modification of the stated amount of long-lived assets.

3 Closure and Restructuring Costs

In 2005 and 2006, the Company announced the permanent or temporary shutdown of certains operating units and production equipment. The following table provides a reconciliation of all closure and restructuring cost provisions.

	For the 3-month periods ended March 31,
	2007	2006
Balance at beginning of period	47	55
Additionnal provision - severance and pension liability	2	6
Payments	(13)	(20)
Balance at end of period	36	41

4 Commodity Derivatives Financial Instruments

	For the 3-month periods ended March 31,
	2007	2006
Realized loss (gain) on commodity derivatives financial instruments	(3)	1
Unrealized gain on commodity derivatives financial instruments	(7)	(6)
	(10)	(5)

5 Business Acquisition and Disposal

a) On December 29, 2006, the Company acquired the remaining outstanding common shares (50%) of Norampac Inc. “Norampac” held by Domtar Inc. for a total purchase price of $561 million. The balance sheet and results of Norampac are fully consolidated since that date as they were proportionally consolidated prior to the acquisition. The purchase price allocations for the Norampac acquisition have not yet been completed mainly with respect to the identification and valuation of property, plant and equipment and other potential intangible assets. The final allocation of the purchase price could result in significant changes.

b) On January 25, 2007, the Company sold its 40% interest in GSD Packaging, LLC, a U.S. food pail manufacturing company of the Boxboard Group, to Rock-Tenn Company for a cash consideration of $38 million (US$32 million). The Company realized a gain of $25 million before income tax of $11 million.

Assets and liabilities at the time of disposal where as follows:

Business segment	Boxboard
Accounts receivable	2
Inventories	4
Property, plant and equipment	2
Goodwill	6
14
Accounts payable and accrued liabilities	(2)
12
Gain on disposal	25
Total consideration received, net of cash disposed of $1 million	37

6 Other Assets

	As at	As at
	March 31,	December 31,
	2007	2006
Investments in significantly influenced companies	98	107
Other investments	14	12
Deferred charges	17	34
Employee future benefits	55	52
Fair value of derivatives financial instruments	8	7
Customer relationship and client lists	75	77
Other finite-life intangible assets	14	14
	281	303

7 Long-Term Debt

	As at	As at
	March 31,	December 31,
	2007	2006
7.25% and 6.75% unsecured senior notes (US$925 million, net of deferred financing costs of $15 million)	1,056	1,078
Revolving and term credit facilities	600	557
Other debt from subsidiaries	18	28
Other debt from joint ventures	3	3
	1,677	1,666
Current portion	7	9
	1,670	1,657

8 Other Liabilities

	As at	As at
	March 31,	December 31,
	2007	2006
Employee future benefits	108	107
Future income taxes	286	286
Fair value of derivatives financial instruments	3	2
Legal settlement	11	11
Non-controlling interest	20	19
Other	13	14
	441	439

9 Additional Information

	For the 3-month periods ended March 31,
	2007	2006
(a) Cost of sales
Foreign exchange gain	4	—

(b) Employee future benefits expenses
Defined benefit pension plans	2	3
Other employee future benefit plans	2	2
Defined contribution pension plans	1	1

(c) Supplemental disclosure
Depreciation of property, plant and equipment	51	39
Amortization of other assets	2	1
Amortization of deferred financing cost included in interest expense	1	1
Interest paid	37	33
Income taxes paid (received)	10	(6)

(d) Discountinued operations
Cash and cash equivalents provided by discountinued operations including the proceeds on disposal	—	57

10 Capital Stock

As at March 31, 2007, the capital stock issued and outstanding consisted of 99,302,889 common shares (99,533,654 as at December 31, 2006). As at March 31, 2007, 2,287,538 stock options were issued and outstanding (2,315,391 as at December 31, 2006). During the period, 26,035 options were exercised and 1,818 were forfeited. In addition, the Company issued no stock options during the period.

In 2007, in the normal course of business, the Company renewed its share repurchase program of a maximum of 4,970,094 common shares with the Toronto Stock Exchange which represents approximately 5% of issued and outstanding common shares. The program is valid from March 13, 2007 to March 12, 2008. As of March 31, 2007, the Company repurchased 256,800 common shares under this program for a consideration of approximately $3.5 million.

11 Accumulated other comprehensive income

	As at	As at
	March 31,	December 31,
	2007	2006
Foreign currency translation of self-sustaining foreign subsidiaries, net of hedging activities	(20)	(9)

Unrealized gains arising from foreign exchange foward contracts designated as cash flow hedges, net of related income taxes	—	—
Unrealized gains arising from interest rate swap agreements designated as cash flow hedges, net of related income taxes (1)	1	—
Unrealized gain arising from commodity derivatives financial instruments designated as cash flow hedges, net of related income taxes (1)	2	—
	(17)	(9)

(1)          The interest rate swap agreements and some of the commodity derivatives financial instruments relate to a significantly influenced company.

	For the 3-month periods ended March 31,
	2007	2006
Sales
Packaging products
Boxboard
Manufacturing	201	172
Converting	169	184
Eliminations and others	(24)	(12)
	346	344
Containerboard
Manufacturing	154	82
Converting	239	120
Eliminations and others	(99)	(58)
	294	144
Specialty products
Manufacturing	86	85
Converting	59	54
Recovery, deinked pulp and eliminations	93	50
	238	189

Eliminations	(28)	(20)
	850	657
Tissue papers
Manufacturing and converting	186	169

Eliminations and others	(9)	(8)
Consolidated total	1,027	818

	For the 3-month periods ended March 31,
	2007	2006
Operating income (loss) before depreciation and amortization from continuing operations and operating income from continuing operations
Packaging products
Boxboard
Manufacturing	(4)	4
Converting	38	16
Others	(2)	(3)
	32	17
Containerboard
Manufacturing	21	8
Converting	15	11
Others	3	(1)
	39	18
Specialty products
Manufacturing	4	(2)
Converting	7	6
Recovery, deinked pulp and others	6	6
	17	10

	88	45
Tissue papers
Manufacturing and converting	19	29

Corporate	1	(3)
Operating income before depreciation and amortization from continuing operations	108	71

Depreciation and amortization
Boxboard	(17)	(17)
Containerboard	(16)	(9)
Specialty products	(8)	(7)
Tissue papers	(9)	(9)
Corporate and eliminations	(3)	2
	(53)	(40)
Operating income from continuing operations	55	31

	For the 3-month periods ended March 31,
	2007	2006
Purchase of property, plant and equipment
Packaging products
Boxboard
Manufacturing	3	1
Converting	10	5
Others	(1)	—
	12	6
Containerboard
Manufacturing	1	2
Converting	3	3
Others	—	—
	4	5
Specialty products
Manufacturing	3	1
Converting	2	1
Recovery, deinked pulp and others	1	1
	6	3

	22	14
Tissue papers
Manufacturing and converting	10	2

Corporate	2	1
Consolidated total	34	17

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